# STANCORP EQUITIES, INC.

# (SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
* * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-37563 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StanCorp Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 S.W. Sixth Avenue, 8th Floor
(No. and Street)

| Portland | OR | 97204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Shannon Martin | 971-321-7943 | Shannon.Martin@standard.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly LLP
(Name – if individual, state last, first, and middle name)

| 805 Southwest Broadway, Suite 1400 | Portland | OR | 97205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 23 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# STANCORP EQUITIES, INC.

Table of Contents

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# OATH OR AFFIRMATION

I, Jason Burlie, affirm that, to the best of my knowledge and belief, the financial report pertaining to StanCorp Equities, Inc., as of December 31, 2025 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_Jason M Burlie_    3/27/2026
Signature                  Date

President
Title

Notary Public

03/27/2026

BRIONNA LYNN DE LA TORRE
Notary Public, State of Texas
Comm. Expires 02-28-2029
Notary ID 135503916



# Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion on the Supplemental Information**

The supplemental information in Schedule G, Schedule J, and Schedule M (the "Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Supplemental Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Supplemental Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the information in the Supplemental Schedules, we evaluated whether the information in the Supplemental Schedules, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Supplemental Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

*Baker Tilly US, LLP*

Portland, Oregon
March 27, 2026

We have served as the Company's auditor since 2024.

# STANCORP EQUITIES, INC.

**STATEMENT OF FINANCIAL CONDITION**

**AS OF DECEMBER 31, 2025**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 5,314,300 |
| Due from affiliates | | 106,766 |
| Other assets | | 14,408 |
| Total assets | $ | 5,435,474 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

LIABILITIES:

| | |
|---|---|
| Due to affiliates | 522,090 |
| Income tax payable | 78,835 |
| Other payables | 24,969 |
| Total liabilities | 625,894 |

STOCKHOLDER'S EQUITY:

| | | |
|---|---|---|
| Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding | | 5,000 |
| Paid-in capital | | 4,583,696 |
| Retained earnings | | 220,884 |
| Total stockholder's equity | | 4,809,580 |
| Total liabilities and stockholder's equity | $ | 5,435,474 |

*See Notes to Financial Statements.*

# STANCORP EQUITIES, INC.

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

Revenues:

| | |
|---|---:|
| Commission income .......................................................................... $ | - |
| **Expenses:** | |
| Personnel ................................................................................ | 891,692 |
| Variable allocated expenses ........................................................ | 224,871 |
| Other expenses ........................................................................ | 322,820 |
| Total expenses........................................................................ | 1,439,383 |
| Operating expense offset for services provided to affiliates ........................................ | (1,357,956) |
| Net expenses.......................................................................... | 81,427 |
| Loss before income tax benefit ......................................................... | (81,427) |
| Income tax benefit....................................................................... | (81,427) |
| Net income ............................................................................ $ | - |

*See Notes to Financial Statements.*

# STANCORP EQUITIES, INC.

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

Cash flows from operating activities:

| | | |
|---|---|---:|
| Net income | $ | - |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Deferred income taxes | | 1,237,022 |
| Changes in assets and liabilities: | | |
| Due to/from affiliates | | 764,514 |
| Prepaid expenses | | 432,017 |
| Income tax payable | | (624,079) |
| Commissions payable | | (4,512,207) |
| Payroll related and other payables | | (1,069,810) |
| Other | | (4,081) |
| Net cash used in operating activities | | (3,776,624) |
| | | |
| Decrease in cash | | (3,776,624) |
| Cash, beginning of year | | 9,090,924 |
| Cash, end of year | $ | 5,314,300 |

*See Notes to Financial Statements.*

# STANCORP EQUITIES, INC.

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | Common Stock | | Additional Paid-In Capital | | Retained Earnings | | Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Balance, January 1, 2025 | $ | 5,000 | $ | 4,583,696 | $ | 220,884 | $ 4,809,580 |
| Net income | | - | | - | | - | - |
| Balance, December 31, 2025 | $ | 5,000 | $ | 4,583,696 | $ | 220,884 | $ 4,809,580 |

*See Notes to Financial Statements.*

# STANCORP EQUITIES, INC.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") and various state-securities regulators as a broker-dealer. The Company's securities-related activities are limited to having general discussions, primarily with financial intermediaries, about retirement plan funding choices which may include securities and group insurance products. Practically, the Company does not currently conduct any substantive securities activity. The primary responsibility of broker dealer representatives ("Representatives") is to market full-service recordkeeping services administered by Standard Retirement Services, Inc. ("Standard Retirement Services") and promote the availability and features of funding choices available through Standard Retirement Services' platform, including the unregistered stable value funds issued by the Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

In 2025, the Company updated its processes, personnel and accounting to align with its current purpose. The Company's original business purposes was to serve as a wholesale distributor for registered Standard group variable annuities; however, Standard no longer sells such registered products. To align with this purpose, the Company made the following changes effective January 1, 2025:

- Since a principal underwriter is no longer required for insurance products manufactured by the Standard, the Company has been removed from existing selling agreements and is no longer a party to any new selling agreements, between brokers and the Standard.
- Commission expense and revenue related to insurance product sales are no longer the obligations of the Company. As such, no commission expense is recognized.
- The Company's employees became employees of Standard Retirement Services.
- Only costs related to the maintaining the Company as a broker-dealer, such as personnel expenses for key individual and regulatory and compliance costs, are recorded as operating expenses of the Company.

**Operating Segments** — The Company's Chief Operating Decision Maker ("CODM") is considered to be the management committee comprised of the Company's President, Financial and Operations Principal (FINOP), and Chief Compliance Officer. The CODM allocates resources and assesses performance based upon total assets, net capital, and net income that are included in the accompanying statement of financial condition and statement of income. Discrete financial information is not available other than on a company-wide basis. Accordingly, the Company operates as a single operating segment.

**Basis of Presentation** — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

**Cash**— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

**Due to and from Affiliates** —Amounts due to and from affiliates consist of allocated overhead cost from StanCorp and its affiliates and operating expense offset for services provided to affiliates. The Company did not record an allowance related to receivables from affiliates in 2025, nor was there any activity related to an allowance recorded throughout the year. Amounts due to affiliates were $522,090 as of December 31, 2025. Amounts due from affiliates were $106,766 as of December 31, 2025. See "Variable Allocated Expenses — Related Party" and "Operating Expense Offset for Services Provided to Affiliates — Related Party" for further information.

**Other Payables** — Other payables include accrued operating expenses that have been incurred in generating revenue as of year-end, but which will be settled subsequent to year-end.

**Personnel Expense** — Personnel expense represents an allocation of SIC and SRS employee salaries involved with maintaining the Company as a broker-dealer.

**Variable Allocated Expenses** —**Related Party** — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to occupancy, information technology expenses, human resources, accounting and legal costs. Such expenses are allocated based on actual costs incurred, are recognized in the period incurred, and are payable monthly to affiliates.

**Other Expenses** — Other expenses include data processing software, professional fees, regulatory fees, and other miscellaneous operating expenses, and are recognized as incurred.

**Operating Expense Offset for Services Provided to Affiliates — Related Party** — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services. These expenses are payable monthly to affiliates.

**Income Taxes** — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's tax sharing agreement, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. If any tax is allocated to the Company, StanCorp pays estimated federal tax and the Company settles with StanCorp quarterly. State tax filing is combined to include both StanCorp and the Company. StanCorp pays quarterly estimates to the state and the Company settles with StanCorp annually. The Company did not have any material uncertain tax positions as of December 31, 2025. As of December 31, 2025, the Company is subject to examination by the IRS for the years 2022 through 2025 and not subject to exam for years prior to 2022.

Income tax benefit of $20,082 for the year ended December 31, 2025 consisted of $44,245 Federal tax expense and $64,327 State tax benefit, net of federal income tax effect. Current tax expense includes a $61,345 Federal adjustment related to administrative overhead charges for a total reported current tax expense of $81,427. For the year ended December 31, 2025, the Company paid $479,160 and $63,488 of Federal and of State taxes, respectively. All of the Company's operations are domestic, with the majority of state taxes imposed by the state of Oregon.

A reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to loss before income tax benefit, excluding the administrative overhead adjustment consists of $44,245 expense or 21% U.S. federal statutory income tax rate and $64,327 or (30.53)% State and local income tax benefit, net of federal income tax for an effective income tax benefit of $20,082 or (9.53)%.

As of December 31, 2025, the Company had net deferred taxes of $0. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the inclusion of state and local income taxes. The combined federal and state effective tax rate was (9.53)% for 2025. The primary cause for the effective tax rate was related to the prior year state tax true up booked in 2025. Due to Oregon state apportionment changing from cost of performance based to a market-based sourcing, this resulted in a state tax benefit true up. The Company did not incur any penalties or receive any refunds during 2025.

**Use of Estimates** — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Accounting Pronouncements**

**Accounting Standards Update ("ASU") 2023-09,** *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*
In December 2023, the Financial Accounting Standards Board issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires qualitative information about a reporting entity's effective tax rate reconciliation as well as additional disaggregated information on income taxes paid. The guidance is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This ASU is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted on a prospective basis, with the option to apply the standard retrospectively. The Company adopted this guidance for the fiscal year beginning January 1, 2025, under the prospective method. The adoption did not have a material impact on the Company's Financial Statements, but did expand the disclosures included within Notes to Financial Statements.

**Subsequent Events** — The Company has evaluated subsequent events through the date these financial statements were available to be issued, March 27, 2026 and concluded that there are no other material subsequent events which would require further disclosure.

2.  **COMMITMENTS AND CONTINGENCIES**

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

3.  **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate

indebtedness or $5,000. The Company had net capital, as defined, of $4,688,406 as of December 31, 2025, which was $4,646,680 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 as of December 31, 2025.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2025.

******

## Supplemental Schedule G
## STANCORP EQUITIES, INC.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO**
**RULE 15c3-1**
**AS OF DECEMBER 31, 2025**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Stockholder's equity | $ | 4,809,580 |
| Less: nonallowable assets | | 121,174 |
| Net capital | $ | 4,688,406 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities | $ | 625,894 |
| Ratio of aggregate indebtedness to net capital | | 0.13 to 1 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 41,726 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement (greater of the above two amounts) | $ | 41,726 |
| Excess net capital | $ | 4,646,680 |
| Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness) | $ | 4,625,817 |

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2025 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on March 27, 2026. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

**<u>Supplemental Schedule J</u>**

## STANCORP EQUITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2025**

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

## Supplemental Schedule M

# STANCORP EQUITIES, INC.

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2025

With respect to the Information Relating to Possession and Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule “Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934.”

See accompanying Report of Independent Registered Public Accounting Firm.